KIRKPATRICK & LOCKHART NICHOLSON GRAHAM LLP     1800 Massachusetts Avenue, N.W.
                                                Suite 200
                                                Washington, DC  20036-1221
                                                202.778.9000
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                                                www.klng.com



                                 June 27, 2005



VIA EDGAR
---------

Mr. Chad Eskildsen
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC  20549-0506

         Re:      LKCM Funds (the "Trust")
                    Post-Effective Amendment No. 21
                    (FILE NOS. 033-75116 AND 811-8352)
                 ------------------------------------

Dear Mr. Eskildsen:

         The  following  are  the  Trust's  responses  to the  comments  that we
received  from  you  by  telephone  on  May  25,  2005   regarding  the  Trust's
Post-Effective Amendment No. 21 (the "Post-Effective Amendment") to the Registration Statement on Form N-1A. The Post-Effective Amendment was filed on April 15, 2005. Your comment and the Trust's response are found below.

         The Trust acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its registration statement; (2) staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the Securities and Exchange Commission ("SEC") from taking any action with respect to its registration statement; and (3) it may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

PROSPECTUS
----------

         1. COMMENT: You requested that the Item 2 disclosure include a brief discussion related to socially responsible investing.

              RESPONSE: The Trust has included disclosure related to each Fund's practice of investing in socially responsible investing in the introductory paragraph in the "Risk/Return Summary" section.

         2. COMMENT: You requested that the Trust clarify which Funds are subject to the risks of value investing in the "Risk/Return Summary" section.

KIRKPATRICK & LOCKHART NICHOLSON GRAHAM LLP

Mr. Chad Eskildsen
June 27, 2005
Page 2


              RESPONSE: Since only the LKCM Aquinas Value Fund has a principal strategy of investing in value securities, it is subject to the risks of value investing. The Trust has clarified the disclosure in the prospectus accordingly.

         3. COMMENT: You requested that the Trust revise the disclosure in the "Past Performance" section considering the Funds will adopt the financial highlights of the existing Aquinas Funds.

              RESPONSE: The Trust has revised the disclosure to indicate that each Fund began offering its shares on July 11, 2005, and thus, does not have any prior performance history of its own. Further, the Trust has disclosed that each Fund has adopted the financial highlights of a predecessor fund, which may be found at the end of the Prospectus.

         4. COMMENT: You requested that the Trust supplementally explain whether the Trust's investment adviser (the "Adviser") satisfies the conditions of Instruction 11 to Item 22(b)(7) of Form N-1A.

              RESPONSE: The Adviser has informed the Trust that it meets the conditions enumerated in the above mentioned Instruction. Specifically, neither the Adviser nor any of its affiliates is currently or has been in control (as defined in Section 2(a)(9) of the Investment Company Act of 1940) of the previous adviser to the predecessor funds. Further, the Adviser does not employ any officer or employee of the previous adviser who were responsible for providing investment advisory or portfolio management services to the old funds. Lastly, the Trust notes that it will include disclosure accompanying the performance graph (when included in the Prospectus) explaining that prior periods managed by the previous adviser are not shown.

         5.   COMMENT:   You  requested  that  the  Trust  clarify  whether  the
              portfolio managers share the day-to-day management of the Funds equally, or if there are more specific roles for each manager.

              RESPONSE: The Trust confirms that the portfolio managers share the day-to-day management of the Funds equally.

         6. COMMENT: You requested that the Trust present the information relating to portfolio managers on a fund specific basis.

KIRKPATRICK & LOCKHART NICHOLSON GRAHAM LLP

Mr. Chad Eskildsen
June 27, 2005
Page 3



              RESPONSE: The Trust notes that the disclosure for each portfolio manager specifies the name of those Funds that the portfolio manager has day-to-day responsibility. Accordingly, the Trust believes the current disclosure meets the requirements of Form N-1A.

         7. COMMENT: You requested that the Trust clarify when it will use fair value pricing.

              RESPONSE: The Trust has revised the disclosure in the "Valuation of Shares" section to indicate that the Trust will fair value securities if in the opinion of the Adviser such action is warranted.

         8. COMMENT: You requested that the Trust include the financial highlights of the predecessor funds.

              RESPONSE: The Trust will include the financial highlights in the Trust's Post-Effective Amendment pursuant to Rule 485(b) under the Securities Act of 1933, which is expected to occur later this month.

         9. COMMENT: You requested that the Trust include disclosure on the back cover of the Prospectus relating to the annual and semi-annual reports of the Funds as required by Item 1(b) of Form N-1A.

              RESPONSE: The Trust has included the disclosure required by this Item.

                                   * * * * *

         If you have any questions regarding the matters discussed above, please feel free to call me at (202) 778-9187.

                                         Sincerely,


                                         /s/ Francine J. Rosenberger
                                         ------------------------------
                                         Francine J. Rosenberger

cc:      Jacqui Brownfield
            Luther King Capital Management Corporation


                                      -3-